

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 14, 2006

Via U.S. Mail and Fax: (972) 458-0908
Jeffrey Poll
Chief Operating Officer
IBroadband, Inc.
14286 Gillis Rd.
Farmers Branch, TX 75244

      **RE:**    **iBroadband, Inc.**
              **Form 10**
              **Filed April 19, 2006**

              **Form 10-KSB**
              **Filed April 26, 2006**
              **File No. 0-51918**

Dear Mr. Poll:

      We have completed our review of your Form 10, Form 10-KSB, and related filings and do not, at this time, have any further comments.

                Sincerely,

                /s/ Larry Spirgel
                Larry Spirgel
                Assistant Director